Exhibit 99.1

Nevada Geothermal Issues Limited Notice to
Proceed to Ormat for the
Blue Mountain Faulkner 1 Power Plant

VANCOUVER, B.C., February 13, 2008, Nevada Geothermal Power Inc. (NGP) (TSX-V: NGP, OTC-BB: NGLPF) and Ormat Technologies Inc. (NYSE: ORA) announced today that NGP Blue Mountain I LLC (NGP I) has issued a US$20 million Limited Notice to Proceed (LNTP) under a fixed-price, date-certain engineering, procurement and construction (EPC) contract to be signed with Ormat Nevada Inc. to supply and construct the Phase 1power plant of NGP’s planned geothermal power development at Blue Mountain, Nevada.

Ormat will commence detailed engineering design, manufacturing and purchasing of certain long lead items for Blue Mountain’s, Faulkner 1 geothermal power plant in order to meet the guaranteed substantial completion date of December 31, 2009. Full release of the EPC contact is subject to finalizing of the financing for the project and is expected to occur before June 30, 2008.

“Ormat is a recognized world leader in the geothermal industry and the Ormat binary technology complements Blue Mountain’s resource parameters and chemistry most efficiently. The plant will extract more megawatt-hours of energy per unit volume of geothermal fluid compared to steam flash or other available technologies maximizing the overall megawatt potential for the Blue Mountain geothermal field,” stated Brian Fairbank, President and CEO of NGP.

The plant design incorporates Ormat’s proprietary power generation technology with water-cooling for maximum efficiency. The output of the plant will meet the power delivery requirements of the 20-year Power Purchase agreement between NGP and the Nevada Power Company.

“We are delighted to have been selected as the supplier and contractor of choice for NGP’s first power plant. Our technology is perfectly suited for the Blue Mountain resource and we are looking forward to delivering a great performing power plant on schedule,” said Dita Bronicki, CEO

Blue Mountain, located 30 kilometers (20 miles) west of the town of Winnemucca, Nevada, is ideally situated for development. The proposed Faulkner I geothermal plant will require a 20-mile long transmission line over relatively flat, undeveloped desert land to a connection point located on the Utility’s 120kV-transmission line north of Mill City, Nevada. The electric power will be sold to Nevada Power Company under a 20-year Power Purchase Agreement for up to 35 MW gross of geothermal power. Phase I at Blue Mountain is expected to commence power generation in late 2009.

About Ormat Technologies

Ormat Technologies, Inc. is a vertically integrated company primarily engaged in the geothermal and recovered energy power business. The Company designs, develops, builds, owns and operates geothermal and recovered energy-based power plants. Additionally, the Company designs, manufactures and sells geothermal and recovered energy power units and other power generating equipment, and provides related services. Ormat products and systems are covered by more than 70 patents. Ormat currently operates the following geothermal and recovered energy-based power plants: in the United States - Brady, Heber, Mammoth, Ormesa, Puna, Steamboat and OREG 1; in Guatemala – Zunil and Amatitlan; in Kenya - Olkaria; and in Nicaragua - Momotombo.

About Nevada Geothermal Power Inc.

Nevada Geothermal Power Inc. is a renewable energy company developing geothermal projects in the United States to provide electrical energy that is clean, renewable and sustainable. NGP currently owns a 100% leasehold interest in four properties: Blue Mountain that is expected to commence power generation late 2009 for up to 35 MW gross of geothermal power, Pumpernickel, Black Warrior, all located in Nevada and Crump Geyser in Oregon.

Nevada Geothermal Power Inc.	Tracy Weslosky or Fred Cowans
Brian D. Fairbank, P. Eng.	Managing Partners
President & CEO	Pro-Edge Consultants Inc.
Telephone: (416) 581-0177
www.nevadageothermal.com	Toll Free: (866) 544-9622 or
info@pro-edge.com
Investor Inquiries	www.pro-edge.com
Shelley Kirk
Nevada Geothermal Power Inc.
Telephone: 604-688-1553 X118
Toll Free: 866-688-0808 X118

Ormat Technologies Contact:	Investor Relations Contact:
Dita Bronicki	Todd Fromer/ Marybeth Csaby
CEO	KCSA Strategic Communications
+1-775-356-9029	212-896-1214 (Todd) / 212-896-1236
dbronicki@ormat.com	(Marybeth)
tfromer@kcsa.com / mcsaby@kcsa.com

This Press Release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We have tried, whenever possible, to identify these forward-looking statements using words such as "anticipates," "believes," "estimates," "expects," "plans," "intends," "potential," and similar expressions. These statements reflect our current belief and are based upon currently available information. Accordingly, such forward-looking statements involve known and unknown risks, uncertainties and other factors which could cause the Company's actual results, performance or achievements to differ materially from those expressed in or implied by such statements. We undertake no obligation to update or advise in the event of any change, addition, or alteration to the information catered in this Press Release including such forward-looking statements.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

Ormat’s Safe Harbor Statement

Information provided in this press release may contain statements relating to current expectations, estimates, forecasts and projections about future events that are "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements generally relate to Ormat’s plans, objectives and expectations for future operations and are based upon its management's current estimates and projections of future results or trends. Actual future results may differ materially from those projected as a result of certain risks and uncertainties. For a discussion of such risks and uncertainties, see "Risk Factors" as described in Ormat Technologies, Inc.’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 12, 2007 and the Prospectus Supplement filed with the Securities and Exchange Commission on October 23, 2007.